UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

GeneDx Holdings Corp.

(Name of Issuer)

CMLS Holdings LLC

Eli Casdin and Keith Meister

c/o Corvex Management LP

667 Madison Avenue

New York, New York 10065

(212) 474-6745

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

Class A common stock, $0.0001 par value per share

(Title of Class of Securities)

81663L200

(CUSIP Number)

November 15, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81663L200

1	Names of Reporting Persons CMLS HOLDINGS LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds: OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 537,285 (1)(2)(3)(9)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 537,285 (1)(2)(3)(9)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 537,285 (1)(2)(3)(9)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.1% (4)
14	Type of Reporting Person (See Instructions) HC, OO

CUSIP No. 81663L200

1	Names of Reporting Persons C-LSH LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds: OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 537,285 (1)(2)(3)(9)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 537,285 (1)(2)(3)(9)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 537,285 (1)(2)(3)(9)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.1% (4)
14	Type of Reporting Person (See Instructions) HC, OO

CUSIP No. 81663L200

1	Names of Reporting Persons M-LSH LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds: OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 537,285 (1)(2)(3)(9)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 537,285 (1)(2)(3)(9)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 537,285 (1)(2)(3)(9)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.1% (4)
14	Type of Reporting Person (See Instructions) HC, OO

CUSIP No. 81663L200

1	Names of Reporting Persons ELI CASDIN
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds: OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization United States of America

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 4,831 (7)(9)
	8	Shared Voting Power 3,632,796 (1)(2)(3)(5)(9)
	9	Sole Dispositive Power 4,831 (7)(9)
	10	Shared Dispositive Power 3,632,796 (1)(2)(3)(5)(9)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,637,627 (1)(2)(3)(5)(7)(9)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 13.9% (4)
14	Type of Reporting Person (See Instructions) HC, IN

CUSIP No. 81663L200

1	Names of Reporting Persons CASDIN CAPITAL, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds: OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 3,095,511 (5)(9)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,095,511 (5)(9)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,095,511 (5)(9)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 12.0% (4)
14	Type of Reporting Person (See Instructions) IA, OO

CUSIP No. 81663L200

1	Names of Reporting Persons CASDIN PARTNERS GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds: OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 3,095,511 (5)(9)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,095,511 (5)(9)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,095,511 (5)(9)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 12.0% (4)
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 81663L200

1	Names of Reporting Persons CASDIN PARTNERS MASTER FUND, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds: WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 2,662,609 (5)(9)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,662,609 (5)(9)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,662,609 (5)(9)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 10.3% (4)
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 81663L200

1	Names of Reporting Persons CASDIN PARTNERS FO1-MSV, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds: WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 432,902 (5)(9)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 432,902 (5)(9)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 432,902 (5)(9)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.7% (4)
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 81663L200

1	Names of Reporting Persons KEITH A. MEISTER
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds: OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization United States of America

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 2,477,549 (6)(8)(9)
	8	Shared Voting Power 537,285 (1)(2)(3)(9)
	9	Sole Dispositive Power 2,477,549 (6)(8)(9)
	10	Shared Dispositive Power 537,285 (1)(2)(3)(9)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,014,834 (1)(2)(3)(6)(8)(9)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.6% (4)
14	Type of Reporting Person (See Instructions) HC, IN

CUSIP No. 81663L200

1	Names of Reporting Persons CORVEX MANAGEMENT LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds: AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization United States of America

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 2,473,781 (6)(9)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,473,781 (6)(9)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,473,781 (6)(9)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.6% (4)
14	Type of Reporting Person (See Instructions) PN, IA

(1)	Includes 333,144 shares of Class A common stock of GeneDx Holdings Corp. (the “Issuer”), par value $0.0001 per share (“Common Stock”).
(2)	Includes 204,141 shares of Common Stock issuable upon the exercise of 204,141 private placement warrants of the Issuer. On September 3, 2021, each private placement warrant became exercisable to purchase one share of Common Stock at a price of $379.50 per share, subject to adjustment, as described in the definitive proxy statement of the Issuer (File No. 001-39482) filed with the U.S. Securities Exchange Commission (the “SEC”) on July 2, 2021.
(3)	CMLS Holdings LLC is the record holder of the shares reported herein. The Board of Managers of CMLS Holdings LLC is comprised of Mr. Casdin and Mr. Meister who share voting and investment discretion with respect to the common stock held of record by CMLS Holdings LLC. C-LSH LLC and M-LSH LLC are the members of CMLS Holdings LLC, and Mr. Casdin and Mr. Meister are the managing members of C-LSH LLC and M-LSH LLC, respectively. As such, each of the foregoing may be deemed to have or share beneficial ownership of the Common Stock held directly by CMLS Holdings LLC.
(4)	Based on 25,884,279 shares of Common Stock outstanding as of October 30, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 3, 2023. In computing the number of shares beneficially owned by a person or entity and the percentage ownership of that person or entity, all shares subject to options, restricted stock units, or warrants held by such person or entity were deemed outstanding if such securities are currently vested, settled, or exercisable, or will vest, settle, or become exercisable within 60 days of the date of this report. These shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.
(5)	Casdin Partners Master Fund, LP is the record holder of 2,662,609 shares reported herein. Casdin Partners FO1-MSV LP is the record holder of 432,902 shares reported herein. Casdin Capital, LLC is the investment adviser to Casdin Partners Master Fund, LP and Casdin Partners FO1-MSV LP, and Casdin Partners GP, LLC is the general partner of Casdin Partners Master Fund LP and Casdin Partners FO1-MSV LP. Eli Casdin is the managing member of Casdin Capital, LLC and Casdin Partners GP, LLC. As such, each of the foregoing may be deemed to have or share beneficial ownership of the Common Stock held directly by Casdin Partners Master Fund, LP and Casdin Partners FO1-MSV LP.
(6)	The shares reflected as beneficially owned by Mr. Meister include 2,473,781 shares of Common Stock owned by investment funds advised by Corvex Management, L.P., which may be deemed to be indirectly beneficially owned by Keith Meister by virtue of Mr. Meister’s control of the general partner of Corvex Management, L.P.
(7)	Includes 3,066 shares issuable upon the exercise of fully vested options and 1,765 shares of Common Stock that were issued upon the vesting of restricted stock units, in each case that were granted to Mr. Casdin in connection with his service on the board of directors of the Issuer. Does not include shares underlying 8,816 unvested options and 5,828 unvested restricted stock units.
(8)	Includes 2,391 shares issuable upon the exercise of fully vested options and 1,377 shares of Common Stock that were issued upon the vesting of restricted stock units, in each case that were granted to Mr. Meister in connection with his service on the board of directors of the Issuer. Does not include shares underlying 8,816 unvested options and 5,828 unvested restricted stock units.
(9)	Share amounts have been adjusted to reflect the impact of a 1-for-33 reverse stock split of the Issuer’s Common Stock that became effective on May 4, 2023.

SCHEDULE 13D

This Amendment No. 6 (the “Amendment”) supplements the information set forth in the Schedule 13D (the “Schedule 13D”) filed with the United States Securities and Exchange Commission (the “SEC”) on August 2, 2021, as amended as of January 19, 2022, May 3, 2022, December 5, 2022, February 1, 2023, and April 19, 2023 by CMLS Holdings LLC, Keith Meister, Eli Casdin and the other Reporting Persons named therein, relating to the shares of Class A common stock, par value $0.0001 per share (“Common Stock”), of GeneDx Holdings Corp. (formerly known as Sema4 Holdings Corp., the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. Items 4 and 6 to the Schedule 13D are supplementally amended as follows, and Item 5 to the Schedule 13D is amended and restated as follows. Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person, except as otherwise provided in Rule 13d-1(k).

Item 4 Purpose of Transaction

On November 15, 2023, investment funds advised by Corvex Management LP, the general partner of which is controlled by Mr. Meister, sold 833,742 shares of Common Stock to an unaffiliated third party financial institution at a price of $1.29 per share, excluding commissions.

Item 5 Interest in the Securities of the Issuer

The information set forth in the facing pages of this Schedule 13D with respect to the shared beneficial ownership of Common Stock by the Reporting Persons is incorporated by reference into this Item 5.

The information set forth in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a) The aggregate number of shares of Common Stock and the percentage of total outstanding shares of Common Stock beneficially owned by the Reporting Persons is set forth below.

References to percentage ownerships of shares of Common Stock in this Amendment are based upon 25,884,279 shares of Common Stock outstanding as of October 30, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 3, 2023. Share amounts have been adjusted to reflect the impact of a 1-for-33 reverse stock split of the Issuer’s Common Stock that became effective on May 4, 2023 (the “Reverse Stock Split”). The filing of this Amendment shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

(b) Eli Casdin has the sole power to vote or direct the vote of 4,831 shares of Common Stock (including 3,066 vested options) reported in (a) above and shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the 3,632,796 shares of Common Stock reported in (a) above.

Keith Meister has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 2,477,549 shares of Common Stock (including 2,391 vested options) reported in (a) above and shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 537,285 shares of Common Stock reported in (a) above.

The beneficial ownership of the shares of Common Stock reported herein does not include shares underlying unvested options to purchase shares of Common Stock or unvested restricted stock units held by Mr. Casdin or Mr. Meister as described in Item 6 of this Schedule 13D.

Except with respect to the termination of the Initial Total Return Swap and the entry into the Second Total Return Swap and the Third Total Return Swap, each as described in Item 6 below, and the 833,742 shares of Common Stock sold as of November 15, 2023, as described in Item 4 above, the Reporting Persons have not effected any transactions in the Issuer’s Common Stock during the past 60 days.

No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

Each of CMLS, C-LSH and M-LSH shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the 537,285 shares of Common Stock reported in (a) above. The shared beneficial ownership of each of Messrs. Casdin, Meister, CMLS, C-LSH and M-LSH includes warrants to acquire 204,141 shares of Common Stock.

Each of Casdin Capital, LLC and Casdin Partners GP, LLC has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 3,095,511 shares of Common Stock.

Casdin Partners Master Fund, L.P has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 2,662,609 shares of Common Stock.

Casdin Partners FO1-MSV, LP has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 432,902 shares of Common Stock.

Corvex Management LP has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 2,473,781 shares of Common Stock.

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Item 4 above is hereby incorporated by reference into this Item 6.

As previously reported, on December 1, 2022, investment funds advised by Corvex Management LP (the “Corvex Funds”), the general partner of which is controlled by Mr. Meister, entered into cash-settled swaps (the “Initial Total Return Swap”) with an unaffiliated third party financial institution under which the Corvex Funds acquired the economic long-side exposure to a basket of securities which included a notional interest in 205,738 shares of Class A Common Stock (as adjusted to reflect the Reverse Stock Split) for a reference price of $13.167 per share (as adjusted to reflect the Reverse Stock Split).

On November 15, 2023, contemporaneously with the sale of 833,742 shares of Common Stock described in Item 4 above, the Initial Total Return Swap was terminated and the Corvex Funds entered into new cash-settled swaps with a counterparty under which the Corvex Funds acquired the economic long-side exposure to (i) a notional interest in 205,738 shares of Class A Common Stock (the “Second Total Return Swap”) for a reference price of $1.29 per share and (ii) a basket of securities which includes a notional interest in 833,742 shares of Class A Common Stock for a reference price of $1.29 per share (the “Third Total Return Swap”). Under the terms of the Initial Total Return Swap, Second Total Return Swap, and Third Total Return Swap (each, a “Total Return Swap”) (i) the counterparty is obligated to pay in cash to the Corvex Funds any positive price performance in the applicable notional securities from the applicable reference price and (ii) the Corvex Funds are obligated to pay in cash to the counterparty any negative price performance in the applicable notional securities from the applicable reference price as of the termination of such Total Return Swap, and, in the case of the Initial Total Return Swap and the Third Total Return Swap, as part of the overall cash payment to be made under such Total Return Swap, taking into account the other securities reflected in the basket. All balances are required to be exclusively cash settled at the termination of each Total Return Swap. Each Total Return Swap has a maximum term of three years.

The Total Return Swaps do not give the Reporting Persons or the Corvex Funds direct or indirect voting, investment, or dispositive control over any securities of the Issuer, do not provide for the Reporting Persons or Corvex Funds to have any power to acquire any shares of Common Stock from the counterparty, and do not require the counterparty to acquire, hold, vote or dispose of any securities of the Issuer. The Total Return Swaps, but not the applicable notional securities, are owned by the Corvex Funds. Accordingly, the Reporting Persons hereby expressly disclaim beneficial ownership of the notional securities underlying the Total Return Swaps and any other securities that may be referenced in the Total Return Swaps or other securities or financial instruments that may be held from time to time by the counterparty.

Outstanding Equity Awards held by Mr. Meister

In connection with Mr. Meister’s service on the board of directors of the Issuer, Mr. Meister has been awarded various equity grants. Mr. Meister currently holds 8,816 unvested options and 5,828 unvested restricted stock units, each of which vest on the earlier of (i) the date of the Issuer’s next annual meeting of shareholders following the July 21, 2023 grant date and (ii) the first anniversary of the July 21, 2023 grant date, subject to Mr. Meister continuing to provide services to the Issuer through such vesting date.

Outstanding Equity Awards held by Mr. Casdin

In connection with Mr. Casdin’s service on the board of directors of the Issuer, Mr. Casdin has been awarded various equity grants. Mr. Casdin currently holds 8,816 unvested options and 5,828 unvested restricted stock units, each of which vest on the earlier of (i) the date of the Issuer’s next annual meeting of shareholders following the July 21, 2023 grant date and (ii) the first anniversary of the July 21, 2023 grant date, subject to Mr. Casdin continuing to provide services to the Issuer through such vesting date.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 17, 2023	CMLS HOLDINGS LLC

	By:	/s/ Keith A. Meister
	Name:	Keith A. Meister
	Title:	Manager

Date: November 17, 2023	C-LSH LLC

	By:	/s/ Eli Casdin
	Name:	Eli Casdin
	Title:	Managing Member

Date: November 17, 2023	M-LSH LLC

	By:	/s/ Keith A. Meister
	Name:	Keith A. Meister
	Title:	Managing Member

Date: November 17, 2023	CASDIN CAPITAL, LLC

	By:	/s/ Eli Casdin
	Name:	Eli Casdin
	Title:	Managing Member

Date: November 17, 2023	CASDIN PARTNERS GP, LLC

	By:	/s/ Eli Casdin
	Name:	Eli Casdin
	Title:	Managing Member

Date: November 17, 2023	CASDIN PARTNERS MASTER FUND, L.P.
By: Casdin Capital LLC, its Investment Adviser

	By:	/s/ Eli Casdin
	Name:	Eli Casdin
	Title:	Managing Member

Date: November 17, 2023	CASDIN PARTNERS FO1-MSV, LP
By: Casdin Capital LLC, its Investment Adviser

	By:	/s/ Eli Casdin
	Name:	Eli Casdin
	Title:	Managing Member

Date: November 17, 2023	/s/ Eli Casdin
Eli Casdin

Date: November 17, 2023	/s/ Keith A. Meister
Keith A. Meister

Date: November 17, 2023	CORVEX MANAGEMENT LP

	By:	/s/ Keith A. Meister
	Name:	Keith A. Meister
	Title:	Managing Partner